ISSUED ON BEHALF OF RELX PLC AND RELX NV

Director/PDMR Shareholdings

Following the completion of the transactions set out in this announcement:

(a) the current interests of Erik Engstrom, Chief Executive Officer, in the shares of RELX PLC and RELX NV are as follows:

200,490 RELX PLC Ordinary Shares (vs 160,036 RELX PLC Ordinary Shares held before these transactions); and

804,181 RELX NV Ordinary Shares (vs 803,742 RELX NV Ordinary Shares held before these transactions);

(b) the current interests of Nick Luff, Chief Financial Officer, in the shares of RELX PLC and RELX NV are as follows:

124,847 RELX PLC Ordinary Shares (vs 100,010 RELX PLC Ordinary Shares held before these transactions); and

136,095 RELX NV Ordinary Shares (vs 108,960 RELX NV Ordinary Shares held before these transactions).

RELX PLC

1		Details of the person discharging managerial responsibilities/person closely associated
a)		Name	Erik Engstrom
2		Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification	Initial Notification
/Amendment

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX PLC

b	)	LEI	549300WSX3VBUFFJOO66

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc
Long Term Incentive Plan 2013. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)
—
			Nil	96,996

d	)	Aggregated information	96,996
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a market price option over Ordinary Shares under the RELX Group plc
Executive Share Option Scheme 2013. There is no price payable on the grant or vesting of the option. The option price payable on exercise is £14.945.
Vesting of the option is subject to the achievement of performance conditions over a three year period. Subject to vesting, the option is exercisable between 2020 and 2027.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)
—
			Nil	96,996

d	)	Aggregated information	96,996
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Ordinary Shares acquired following vesting of conditional share award under the RELX Group plc Long Term Incentive Plan 2013 (‘LTIPAward’)
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil	136,707

d	)	Aggregated information	136,707
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of £14.945 per Ordinary Share, being the mid-market closing price on the London Stock Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			£14.945	64,253

d	)	Aggregated information	64,253
		- Aggregated volume	£14.945
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Sale of Ordinary Shares

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			£14.96286	32,000

d	)	Aggregated information	32,000
		- Aggregated volume	£14.96286
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	London Stock Exchange (XLON)
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Exercise of an option over Ordinary Shares under the RELX Group plc Executive
Share Option Scheme 2013. The option price payable on exercise was £7.345 per share.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			£7.345	178,799

d	)	Aggregated information	178,799
		- Aggregated volume	£7.345
- Price

e	)	Date of the transaction	2017-02-28

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Sale of Ordinary Shares

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			£15.037811	178,799

d	)	Aggregated information	178,799
		- Aggregated volume	£15.037811
- Price

e	)	Date of the transaction	2017-02-28

f	)	Place of the transaction	London Stock Exchange (XLON)
—

1		Details of the person discharging managerial responsibilities/person closely associated
-
a)		Name		Nick Luff
2		Reason for the notification

a	)	Position/status		Chief Financial Officer
—
b	)	Initial notification /Amendment		Initial Notification
—
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX PLC

b	)	LEI	549300WSX3VBUFFJOO66

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc Bonus Investment
Plan 2010. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		22,847

d	)	Aggregated information	22,847
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc Long Term
			Incentive Plan 2013.	There is no price payable on the grant or vesting of the award.
Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		45,694

d	)	Aggregated information	45,694
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a market price option over Ordinary Shares under the RELX Group plc Executive
Share Option Scheme 2013. There is no price payable on the grant or vesting of the option.
The option price payable on exercise is £14.9450. Vesting of the option is subject to the achievement of performance conditions over a three year period. Subject to vesting, the option is exercisable between 2020 and 2027.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		45,694

d	)	Aggregated information	45,694
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Ordinary Shares acquired following vesting of conditional award under the RELX Group plc Bonus Investment Plan 2010 (‘BIPAward’)
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				Nil		32,085

d	)	Aggregated information		32,085
		- Aggregated volume		Nil
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of BIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of £14.945 per
Ordinary Share, being the mid-market closing price on the London Stock
Exchange on the date of sale.
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				£14.945		15,080

d	)	Aggregated information		15,080
		- Aggregated volume		£14.945
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Ordinary Shares acquired following vesting of conditional share award under the RELX Group plc Long Term Incentive Plan 2013 (‘LTIPAward’)
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				Nil		61,644

d	)	Aggregated information		61,644
		- Aggregated volume		Nil
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of £14.945 per
Ordinary Share, being the mid-market closing price on the London Stock
Exchange on the date of sale.
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				£14.945		28,973

d	)	Aggregated information		28,973
		- Aggregated volume		£14.945
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Sale of Ordinary Shares
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				£14.941562		24,839

d	)	Aggregated information		24,839
		- Aggregated volume		£14.941562
- Price

e	)	Date of the transaction		2017-02-27

f	)	Place of the transaction		London Stock Exchange (XLON)
—

1		Details of the person discharging managerial responsibilities/person closely associated
-
a)		Name		Ian Fraser
2		Reason for the notification

a	)	Position/status		Human Resources Director
—
b	)	Initial notification /Amendment		Initial Notification
—
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX PLC

b	)	LEI	549300WSX3VBUFFJOO66

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	American Depositary Receipts in RELX PLC (‘ADRs’) (each ADR represents one ordinary share
		financial instrument,	of 14 51/116p in RELX PLC)
		type of instrument	ISIN: US7595301083
Identification code

b	)	Nature of the transaction	Grant of a conditional award over ADRs under the RELX Group plc Bonus Investment Plan 2010.
There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		15,268

d	)	Aggregated information	15,268
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc Long Term
			Incentive Plan 2013.	There is no price payable on the grant or vesting of the award.
Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		22,534

d	)	Aggregated information	22,534
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a market price option over Ordinary Shares under the RELX Group plc Executive
Share Option Scheme 2013. There is no price payable on the grant or vesting of the option.
The option price payable on exercise is £14.9450. Subject to vesting, the option is exercisable between 2020 and 2027.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		8,667

d	)	Aggregated information	8,667
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc Executive Share
			Option Scheme 2013.	There is no price payable on the grant or vesting of the award.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		1,733

d	)	Aggregated information	1,733
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Ordinary Shares acquired following vesting of conditional share award under the RELX Group plc Long Term Incentive Plan 2013 (‘LTIPAward’)
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				Nil		31,759

d	)	Aggregated information		31,759
		- Aggregated volume		Nil
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of £14.945 per
Ordinary Share, being the mid-market closing price on the London Stock
Exchange on the date of sale.
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				£14.945		14,927

d	)	Aggregated information		14,927
		- Aggregated volume		£14.945
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Sale of Ordinary Shares
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				£15.06		16,832

d	)	Aggregated information		16,832
		- Aggregated volume		£15.06
- Price

e	)	Date of the transaction		2017-02-28

f	)	Place of the transaction		London Stock Exchange (XLON)
—

1		Details of the person discharging managerial responsibilities/person closely associated
-
a)		Name		Henry Udow
2		Reason for the notification

a	)	Position/status		Chief Legal Officer and Company Secretary
—
b	)	Initial notification /Amendment		Initial Notification
—
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX PLC

b	)	LEI	549300WSX3VBUFFJOO66

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc Long Term
			Incentive Plan 2013.	There is no price payable on the grant or vesting of the award.
Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		24,604

d	)	Aggregated information	24,604
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a market price option over Ordinary Shares under the RELX Group plc Executive
Share Option Scheme 2013. There is no price payable on the grant or vesting of the option.
The option price payable on exercise is £14.9450. Subject to vesting, the option is exercisable between 2020 and 2027.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		9,463

d	)	Aggregated information	9,463
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		financial instrument,	ISIN: GB00B2B0DG97
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc Executive Share
			Option Scheme 2013.	There is no price payable on the grant or vesting of the award.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				Nil		1,892

d	)	Aggregated information	1,892
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Ordinary Shares acquired following vesting of conditional award under the RELX Group plc Bonus Investment Plan 2010 (‘BIPAward’)
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				Nil		25,319

d	)	Aggregated information		25,319
		- Aggregated volume		Nil
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of BIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of £14.945 per
Ordinary Share, being the mid-market closing price on the London Stock
Exchange on the date of sale.
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				£14.945		11,900

d	)	Aggregated information		11,900
		- Aggregated volume		£14.945
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		American Depositary Receipts in RELX PLC (‘ADRs’) (each ADR represents
		of instrument		one ordinary share of 14 51/116p in RELX PLC)
		Identification code		ISIN: US7595301083

b	)	Nature of the transaction		ADRs acquired following vesting of conditional award under the RELX
Group plc Bonus Investment Plan 2010 (‘BIPAward’)
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				Nil		24,826

d	)	Aggregated information		24,826
		- Aggregated volume		Nil
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		American Depositary Receipts in RELX PLC (‘ADRs’) (each ADR represents
		of instrument		one ordinary share of 14 51/116p in RELX PLC)
		Identification code		ISIN: US7595301083

b	)	Nature of the transaction		Sale of ADRs to meet personal tax and social security obligations arising from vesting of BIPAward. The ADRs sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of USD 19.055 per ADR, being the mid-market closing price on the New York Stock Exchange on the date of sale.
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				USD 19.055		11,669

d	)	Aggregated information		11,669
		- Aggregated volume		USD 19.055
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Ordinary Shares acquired following vesting of conditional share award under the RELX Group plc Long Term Incentive Plan 2013 (‘LTIPAward’)
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				Nil		34,676

d	)	Aggregated information		34,676
		- Aggregated volume		Nil
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;
(iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type		Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		of instrument		ISIN: GB00B2B0DG97
Identification code

b	)	Nature of the transaction		Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of £14.945 per
Ordinary Share, being the mid-market closing price on the London Stock
Exchange on the date of sale.
—
c	)	Price(s) and volume(s)		Price(s)	Volume(s)

				£14.945		16,298

d	)	Aggregated information		16,298
		- Aggregated volume		£14.945
- Price

e	)	Date of the transaction		2017-02-24

f	)	Place of the transaction		Outside of a trading venue
—

RELX NV

1		Details of the person discharging managerial responsibilities/person closely associated
a)		Name	Erik Engstrom
2		Reason for the notification

a	)	Position/status	Chief Executive Officer
—
b	)	Initial notification /Amendment	Initial Notification
—
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX NV

b	)	LEI	549300XO8R7MPISUO753
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,	American Depositary Receipts in RELX NV (‘ADRs’)
		type of instrument	(each ADR represents one ordinary share of €0.07 in RELX NV)
		Identification code	ISIN: US75955B1026
—
b	)	Nature of the transaction	Grant of a conditional award over ADRs under the RELX Group plc Bonus Investment
Plan 2010. There is no price payable on the grant or vesting of the award.
Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil		81,781

d	)	Aggregated information	81,781
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		type of instrument	ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the RELX Group plc Long Term
Incentive Plan 2013. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			102,405

d	)	Aggregated information	102,405
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		type of instrument	ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction	Grant of a market price option over Ordinary Shares under the RELX Group plc
			Executive Share Option Scheme 2013.		There is no price payable on the grant or
vesting of the option. The option price payable on exercise is €16.7225. Vesting of the option is subject to the achievement of performance conditions over a three year period. Subject to vesting, the option is exercisable between 2020 and 2027.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			102,405

d	)	Aggregated information	102,405
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,	American Depositary Receipts in RELX NV (‘ADRs’)
		type of instrument	(each ADR represents one ordinary share of €0.07 in RELX NV)
		Identification code	ISIN: US75955B1026
—
b	)	Nature of the transaction	ADRs acquired following vesting of conditional award under the RELX Group plc
Bonus Investment Plan 2010 (‘BIPAward’)
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil		123,083
d	)	Aggregated information	123,083
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,	American Depositary Receipts in RELX NV (‘ADRs’)
		type of instrument	(each ADR represents one ordinary share of €0.07 in RELX NV)
		Identification code	ISIN: US75955B1026
—
b	)	Nature of the transaction	Sale of ADRs to meet personal tax and social security obligations arising from vesting of BIPAward. The ADRs sold to meet these obligations were sold to the
RELX Group Employee Benefit Trust in off-market transactions at a price of USD
17.695 per ADR, being the mid-market closing price on the New York Stock Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			USD 17.695		57,850

d	)	Aggregated information	57,850
		- Aggregated volume	USD 17.695
- Price

e	)	Date of the transaction	2017-02-24
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		type of instrument	ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction	Ordinary Shares acquired following vesting of conditional share award under the
RELX Group plc Long Term Incentive Plan 2013 (‘LTIPAward’).
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			148,502

d	)	Aggregated information	148,502
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		type of instrument	ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction	Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of €16.7225 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Stock Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			€16.7225			69,796

d	)	Aggregated information	69,796
		- Aggregated volume	€16.7225
- Price

e	)	Date of the transaction	2017-02-24
—
f	)	Place of the transaction	Outside of a trading venue
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the transaction	Sale of Ordinary Shares
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
			€16.56663			78,500

d	)	Aggregated information	78,500
		- Aggregated volume	€16.56663
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Euronext Amsterdam Stock Exchange (XAMS)
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	American Depositary Receipts in RELX NV (‘ADRs’) (each ADR represents one ordinary
		financial instrument,	share of €0.07 in RELX NV)
		type of instrument	ISIN: US75955B1026
Identification code
—
b	)	Nature of the transaction	Sale of ADRs

c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				USD17.59		65,000

d	)	Aggregated information	65,000
		- Aggregated volume	USD17.59
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	New York Stock Exchange (NYSE)
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the transaction	Exercise of an option over Ordinary Shares under the RELX Group PLC Executive
Share Option Scheme 2013. The option price payable on exercise was €8.147 per share.
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
			€8.147			191,230

d	)	Aggregated information	191,230
		- Aggregated volume	€8.147
- Price

e	)	Date of the transaction	2017-02-28

f	)	Place of the transaction	Outside of a trading venue
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the transaction	Sale of Ordinary Shares
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
			€16.6648			191,230

d	)	Aggregated information	191,230
		- Aggregated volume	€16.6648
- Price

e	)	Date of the transaction	2017-02-28

f	)	Place of the transaction	Euronext Amsterdam Stock Exchange (XAMS)
—

1		Details of the person discharging managerial responsibilities/person closely associated
-
a)		Name	Nick Luff
2		Reason for the notification

a	)	Position/status	Chief Financial Officer
—
b	)	Initial notification	Initial Notification
/Amendment
—
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX NV

b	)	LEI	549300XO8R7MPISUO753
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Grant of a conditional award over Ordinary Shares under the RELX Group plc Bonus Investment Plan
		transaction	2010. There is no price payable on the grant or vesting of the award.			Vesting is subject to the
achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			24,121

d	)	Aggregated information	24,121
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the	Outside of a trading venue
transaction
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Grant of conditional award over Ordinary Shares under the RELX Group plc Long Term Incentive Plan
		transaction	2013. There is no price payable on the grant or vesting of the award.			Vesting is subject to the
achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			48,242

d	)	Aggregated information	48,242
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the	Outside of a trading venue
transaction

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Grant of a market price option over Ordinary Shares under the RELX Group plc Executive Share Option
		transaction	Scheme 2013. There is no price payable on the grant or vesting of the option. The option price payable on exercise is €16.7225. Vesting of the option is subject to the achievement of performance conditions over a three year period. Subject to vesting, the option is exercisable between 2020 and
2027.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			48,242

d	)	Aggregated information	48,242
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the	Outside of a trading venue
transaction

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Ordinary Shares acquired following vesting of conditional award under the RELX Group plc Bonus
		transaction	Investment Plan 2010 (‘BIPAward’)
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)
—
			Nil		34,586

d	)	Aggregated information	34,586
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the	Outside of a trading venue
transaction

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the	Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of
		transaction	BIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of €16.7225 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)
—
			€16.7225		16,256

d	)	Aggregated information	16,256
		- Aggregated volume	€16.7225
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the	Outside of a trading venue
transaction
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Ordinary Shares acquired following vesting of conditional share award under the RELX Group plc Long
		transaction	Term Incentive Plan 2013 (‘LTIPAward’).
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			67,815

d	)	Aggregated information	67,815
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the	Outside of a trading venue
transaction
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of
		transaction	LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of €16.7225 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Stock Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			€16.7225			31,874

d	)	Aggregated information	31,874
		- Aggregated volume	€16.7225
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the	Outside of a trading venue
transaction
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument,		Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		type of instrument		ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction		Sale of Ordinary Shares
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				€16.545697		27,136

d	)	Aggregated information	27,136
		- Aggregated volume	€16.545697
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction		Euronext Amsterdam Stock Exchange (XAMS)
—

1			Details of the person discharging managerial responsibilities/person closely associated
-
a)		Name	Ian Fraser
2			Reason for the notification

a	)	Position/status	Human Resources Director
—
b	)	Initial notification	Initial Notification
/Amendment
—
3			Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX NV

b	)	LEI	549300XO8R7MPISUO753
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and
(iv) each place where transactions have been conducted
-
a	)	Description of the financial	American Depositary Receipts in RELX NV (‘ADRs’)
		instrument, type of instrument	(each ADR represents one ordinary share of €0.07 in RELX NV)
		Identification code	ISIN: US75955B1026
—
b	)	Nature of the transaction	Grant of a conditional award over ADRs under the RELX Group plc Bonus Investment Plan 2010. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)
—
			Nil		16,441

d	)	Aggregated information	16,441
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and
(iv) each place where transactions have been conducted
-
a	)	Description of the financial	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		instrument, type of instrument	ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the RELX Group plc Long Term Incentive Plan
			2013. There is no price payable on the grant or vesting of the award.			Vesting is subject to the
achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			23,790

d	)	Aggregated information	23,790
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and
(iv) each place where transactions have been conducted
-
a	)	Description of the financial	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		instrument, type of instrument	ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction	Grant of a market price option over Ordinary Shares under the RELX Group plc Executive Share Option
Scheme 2013. There is no price payable on the grant or vesting of the option. The option price payable on exercise is €16.7225. Subject to vesting, the option is exercisable between 2020 and
2027.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			9,150

d	)	Aggregated information	9,150
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27
—
f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and
(iv) each place where transactions have been conducted
-
a	)	Description of the financial	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		instrument, type of instrument	ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the RELX Group plc Executive Share Option
Scheme 2013. There is no price payable on the grant or vesting of the award.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			1,830

d	)	Aggregated information	1,830
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27
—
f	)	Place of the transaction	Outside of a trading venue
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Ordinary Shares acquired following vesting of conditional award under the RELX Group plc Bonus
		transaction	Investment Plan 2010 (‘BIPAward’)
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)
—
			Nil		49,552
d	)	Aggregated information	49,552
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue

4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of
		transaction	BIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of €16.7225 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)
—
			€16.7225		23,290

d	)	Aggregated information	23,290
		- Aggregated volume	€16.7225
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Ordinary Shares acquired following vesting of conditional share award under the RELX Group plc Long
		transaction	Term Incentive Plan 2013 (‘LTIPAward’).
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil			34,498

d	)	Aggregated information	34,498
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code
—
b	)	Nature of the	Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of
		transaction	LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee
Benefit Trust in off-market transactions at a price of €16.7225 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Stock Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			€16.7225			16,215

d	)	Aggregated information	16,215
		- Aggregated volume	€16.7225
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue
—
4			Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii)
each date; and (iv) each place where transactions have been conducted
-
a	)		Description of the financial instrument,	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		type of instrument		ISIN: NL0006144495
Identification code
—
b	)	Nature of the transaction		Sale of Ordinary Shares
—
c	)	Price(s) and volume(s)		Price(s)		Volume(s)
—
				€16.6938		18,283

d	)	Aggregated information	18,283
		- Aggregated volume	€16.6938
- Price

e	)	Date of the transaction	2017-02-28

f	)	Place of the transaction		Euronext Amsterdam Stock Exchange (XAMS)
—

1		Details of the person discharging managerial responsibilities/person closely associated
-
a)		Name	Henry Udow
2		Reason for the notification

a	)	Position/status	Chief Legal Officer and Company Secretary
—
b	)	Initial notification	Initial Notification
/Amendment

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX NV

b	)	LEI	549300XO8R7MPISUO753

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	American Depositary Receipts in RELX NV (‘ADRs’)
		financial instrument,	(each ADR represents one ordinary share of €0.07 in RELX NV)
		type of instrument	ISIN: US75955B1026
Identification code

b	)	Nature of the	Grant of a conditional award over ADRs under the RELX Group plc Bonus
		transaction	Investment Plan 2010. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil	35,904

d	)	Aggregated information	35,904
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the	Grant of conditional award over Ordinary Shares under the RELX Group plc Long
		transaction	Term Incentive Plan 2013. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil		25,976

d	)	Aggregated information	25,976
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the	Grant of a market price option over Ordinary Shares under the RELX Group plc
		transaction	Executive Share Option Scheme 2013. There is no price payable on the grant or vesting of the option. The option price payable on exercise is €16.7225.
Subject to vesting, the option is exercisable between 2020 and 2027.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil		9,990

d	)	Aggregated information	9,990
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the	Grant of conditional award over Ordinary Shares under the RELX Group plc
		transaction	Executive Share Option Scheme 2013. There is no price payable on the grant or vesting of the award.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil		1,998

d	)	Aggregated information	1,998
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-27

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the	Ordinary Shares acquired following vesting of conditional share award under
		transaction	the RELX Group plc Long Term Incentive Plan 2013 (‘LTIPAward’).
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil	37,666
d	)	Aggregated information	37,666
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the	Sale of Ordinary Shares to meet personal tax and social security obligations
		transaction	arising from vesting of LTIPAward. The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of €16.7225 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Stock Exchange on the date of sale.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			€16.7225	17,704

d	)	Aggregated information	17,704
		- Aggregated volume	€16.7225
- Price

e	)	Date of the transaction	2017-02-24

f	)	Place of the transaction	Outside of a trading venue
—